U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.      Investment Company Act File Number:

Date examination completed:
	811-5251



February 26, 1999

2.      State Identification Number:



AL
AK
AZ
AR
CA
CO
CT
DE
DC
FL
GA
HI
ID
IL
IN
IA
KS
KY
LA
ME
MD
MA
MI
MN
MS
MO
MT
NE
NV
NH
NJ
NM
NY
NC
ND
OH
OK
OR
PA
RI
SC
SD
TN
TX
UT
VT
VA
WA
WV
WI
WY
PUERTO RICO


Other (specify):




 3. Exact name of investment company as specified in registration statement:
		Fidelity Concord Street Trust:  Spartan U.S. Equity Index Fund


 4.     Address of principal executive office:  (number, street,
 city, state, zip code)
		 82 Devonshire Street, Boston, MA  02109


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.      All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule
17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.      Investment Company Act File Number:

Date examination completed:
	811-5251



February 26, 1999

2.      State Identification Number:



AL
AK
AZ
AR
CA
CO
CT
DE
DC
FL
GA
HI
ID
IL
IN
IA
KS
KY
LA
ME
MD
MA
MI
MN
MS
MO
MT
NE
NV
NH
NJ
NM
NY
NC
ND
OH
OK
OR
PA
RI
SC
SD
TN
TX
UT
VT
VA
WA
WV
WI
WY
PUERTO RICO


Other (specify):




 3. Exact name of investment company as specified in registration statement:
		Fidelity Concord Street Trust:  Spartan Total Market Index Fund


 4.     Address of principal executive office:  (number, street, city, state, zip code)
		 82 Devonshire Street, Boston, MA  02109


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.      All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington,
D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.      Investment Company Act File Number:

Date examination completed:
	811-5251



February 26, 1999

2.      State Identification Number:



AL
AK
AZ
AR
CA
CO
CT
DE
DC
FL
GA
HI
ID
IL
IN
IA
KS
KY
LA
ME
MD
MA
MI
MN
MS
MO
MT
NE
NV
NH
NJ
NM
NY
NC
ND
OH
OK
OR
PA
RI
SC
SD
TN
TX
UT
VT
VA
WA
WV
WI
WY
PUERTO RICO


Other (specify):




 3. Exact name of investment company as specified in registration statement:
		Fidelity Concord Street Trust:  Spartan Extended Market Index
		Fund


 4.     Address of principal executive office:  (number, street, city, state, zip code)
		 82 Devonshire Street, Boston, MA  02109


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.      All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with
Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington,
D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


Report of Independent Accountants



To the Board of Trustees of:
Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund
Fidelity Concord Street Trust: Spartan Total Market Index Fund
Fidelity Concord Street Trust: Spartan Extended Market Index Fund
Fidelity Commonwealth Trust: Spartan Market Index Fund
Variable Insurance Products Fund II: Index 500 Portfolio


We have examined management's assertion about Fidelity Concord Street Trust:
Spartan
U.S. Equity Index Fund, Fidelity Concord Street Trust: Spartan Total Market Index Fund,
Fidelity Concord Street Trust: Spartan Extended Market Index Fund, Fidelity Commonwealth Trust: Spartan Market Index Fund and Variable Insurance
Products Fund II:
Index 500 Portfolio (collectively the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 26, 1999 included in its representation letter dated
August 23, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among
our procedures were the following tests performed as of February 26, 1999 and with respect to agreement of security purchases and sales, for the period from October 30,
1998 (the date of our last examination) through February 26, 1999:



* Count and inspection of all securities located in the vault of Bankers Trust in
New York;

* Confirmation of all securities held by institutions in book entry form-The Federal
Reserve Bank of New York, The Depository Trust Company, CREST and CHESS;

* Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services without prior notice to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria,
Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita
Bank
Finland, Banque Paribas France, Dresdner Bank Germany, National Bank of
Greece,
Deutsche Bank India, Standard Charter Bank Indonesia, Allied Irish Bank
Ireland,
Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway;

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

* Reconciliation of all such securities to the books and records of the Funds and the Custodian;

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

* Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the Funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
 Company
Act of 1940 as of February 26, 1999 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the
Funds and the Securities and Exchange Commission and should not be used for any other purpose.

PricewaterhouseCoopers LLP

New York, New York
August 23, 1999